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                           January 14, 2022

       Bryan Bullett
       Chief Executive Officer
       Bit Digital, Inc
       33 Irving Place
       New York, NY 10003

                                                        Re: Bit Digital, Inc
                                                            Amendment No. 4 to
                                                            Registration
Statement on Form F-3
                                                            Filed January 11,
2022
                                                            File No. 333-260241

       Dear Mr. Bullett:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form F-3

       General

   1. Please revise your disclosure on pages 2 and 19 to clarify that on December 2, 2021, the
                                                        SEC adopted amendments
to finalize rules implementing the HFCAA. In this regard,
                                                        please note that the
HFCAA finalized by the SEC differs from the Accelerating Holding
                                                        Foreign Companies Act,
which was passed by the Senate in June 2021. Please revise your disclosure to clarify
that the U.S. Senate passed the Accelerating Holding Foreign
                                                        Companies Accountable
Act, which, if enacted, would amend the HFCAA to reduce the
                                                        number of
"non-inspection years" from three years to two years, and thus, would reduce the time before your
securities may be prohibited from trading or delisted.
 Bryan Bullett
Bit Digital, Inc
January 14, 2022
Page 2

      Please contact Tonya K. Aldave at (202) 551-3601 or Sonia Bednarowski at
(202) 551-
3666 with any questions.



                                                        Sincerely,
FirstName LastNameBryan Bullett
                                                        Division of Corporation
Finance
Comapany NameBit Digital, Inc
                                                        Office of Finance
January 14, 2022 Page 2
cc:       Elliot H. Lutzker, Esq.
FirstName LastName